Exhibit 7.5

J. Mark McKinzie Direct Fax: (317) 955-7156 E-mail: mmckinzie@rbelaw.com
Answers, Advice and Advocacy
December 9, 2010
VIA EMAIL AND U.S. MAIL
Mr. James N. Armstrong, CPA, CFE
Deputy Commissioner and Chief Examiner
Iowa Insurance Division
330 Maple Street
Des Moines, Iowa 50319-0065
jim.armstrong@iid.iowa.gov
Re:	Donegal Group Inc., and its subsidiary Le Mars Insurance Group Withdrawal of Disclaimer of Control Filing with the Iowa Bureau of Insurance
Dear Mr. Armstrong:
     As you know, in the first quarter of 2009, the Iowa Insurance Division denied my client, Gregory M. Shepard’s, Disclaimer of Control filing stating that Mr. Shepard would need to file a Form A filing to obtain an approval to purchase up to 14.99% of Donegal Group Inc.’s (“DGI”) aggregate voting securities (an increase of 5% from 9.99%). Mr. Shepard at that time declined to file a Form A filing in Iowa.
     As you have been previously been informed, on July 12, 2010, Mr. Shepard filed a Schedule 13(D) with the Securities and Exchange Commission reporting his ownership at that time, a copy of which was provided to you. This letter is to advise you of Mr. Shepard’s updated individual ownership in DGI. As of today, November 30, 2010, as per the issuer’s most recent 10K filing filed with the Securities and Exchange Commission on November 9, 2010, Mr. Shepard owns 3,251,000 Class A shares and 373,366 Class B shares representing 16.3% of the outstanding Class A common shares and 6.7% of the outstanding Class B common shares of DGI. Mr. Shepard’s Class A and Class B shares were acquired in open market transactions and together comprise a total voting interest of 9.2% of the combined voting power of the issued and outstanding shares of Class A and Class B DGI common stock. (As a practical matter, Donegal Mutual Insurance Company, a Pennsylvania property and casualty insurance company (“Donegal Mutual”), individually and solely controls DGI and its wholly owned Iowa subsidiary, Le Mars Insurance Company, which it has owned since 2004, through its voting power of 66.4% of the outstanding voting securities.)
     Please know that Mr. Shepard has no present plans to file an additional Disclaimer of Control Filing or to file a Form A filing in Iowa. Mr. Shepard does not presently intend to seek control of DGI and has no present plans or proposals to cause
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Mr. James N. Armstrong, CPA, CFE
December 9, 2010

the company to declare an extraordinary dividend, to liquidate the company, to sell its assets or merge or consolidate it with any person or entity or to make any other material change in its investment policy, business, corporate structure, or management. As you know, given Donegal Mutual’s holdings of DGI’s voting securities, Mr. Shepard would not be empowered to do any of the foregoing even if his previously filed Disclaimer of Control Filing had been approved by the Iowa Insurance Division and he had acquired up to 14.99% of DGI’s combined voting securities.
     If you should have any questions, please do not hesitate to contact me. My direct dial is (317) 955-7116.

Sincerely,

RILEY BENNETT & EGLOFF, LLP
J. Mark McKinzie, on behalf of Gregory M. Shepard